SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13E-3

Amendment No. 4

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Cornerstone Therapeutics Inc.

(Name of the Issuer)

Cornerstone Therapeutics Inc.

Chiesi Farmaceutici S.p.A.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number of Class of Securities)

Cornerstone Therapeutics Inc. 1255 Crescent Green Drive, Suite 250 Cary, North Carolina 27518 Attention: Craig A. Collard (888) 466-6505	Chiesi Farmaceutici SpA Via Palermo 26/A 43122 Parma, Italy Attention: Ugo Di Francesco +39 0521 2791

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Attention: John A. Healy (212) 878-8000	Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Attention: Steven A. Navarro Emilio Ragosa (212) 309-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$265,202,366.15	$34,158.06

*	In accordance with Exchange Act Rule 0-11(c), the filing fee of $34,158.06 was determined by multiplying 0.0001288 by the aggregate merger consideration of $265,202,366.15. The aggregate merger consideration was calculated as the sum of (i) the product of (a) 26,919,071 outstanding shares of common stock (including shares of restricted stock) as of December 11, 2013 to be acquired in the merger, multiplied by (b) the per share merger consideration of $9.50 (equal to $255,731,174.50) plus (ii) the difference between the merger consideration of $9.50 per share and the aggregate exercise price of the 2,306,773 outstanding stock options for which the exercise price per share is less than $9.50 (which is $9,471,191.65).

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,158.06

Form or Registration No.:	Schedule 14A

Filing Party:	Cornerstone Therapeutics Inc.

Date Filed:	December 13, 2013

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction.

This Amendment No. 4 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits attached hereto (as amended, this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (i) Cornerstone Therapeutics Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act to which this Schedule 13E-3 relates; and (ii) Chiesi Farmaceutici S.p.A., an Italian Societá per Azioni (“Chiesi”).

On February 3, 2014, Chiesi U.S. Corporation, a Delaware corporation and wholly-owned subsidiary of Chiesi (“Chiesi US”) was merged with and into the Company, with the Company surviving the merger as a direct wholly-owned subsidiary of Chiesi (the “Merger”). The Merger was effected pursuant to the provisions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 15, 2013, by and among the Company, Chiesi and Chiesi US.

Chiesi US is no longer a Filing Person because its separate corporate existence ended when it was merged with and into the Company in the Merger.

The Company filed a definitive proxy statement (the “Proxy Statement”) with the SEC under Section 14(a) of the Exchange Act, on December 26, 2013, pursuant to which the Company’s board of directors solicited proxies from stockholders of the Company in connection with the Merger. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference, and the responses to each item in this Final Amendment are qualified in their entirety by reference to the information contained in the Proxy Statement and the annexes thereto.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information is this Schedule 13E-3 remains unchanged.

All information contained in this Schedule 13E-3 concerning any Filing Person has been provided by such Filing Person and no Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

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Item 15. Additional Information.

Item 15(c) is hereby amended and supplemented as follows:

On February 3, 2014, at a reconvened special meeting of the Company’s stockholders, the holders of (i) a majority of all of the outstanding shares of the Common Stock entitled to vote at the meeting and (ii) a majority of all of the outstanding shares of the Common Stock entitled to vote at the meeting that are not owned, directly or indirectly, by Chiesi, Chiesi US or any of their affiliates or by any officer or director of the Company or by any other person or entity having an equity interest in, or any right to acquire any equity interest in, Chiesi US or any person or entity of which Chiesi US is a direct or indirect subsidiary, voted to adopt the Merger Agreement.

On February 3, 2014, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Chiesi US was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Chiesi. At the effective time of the Merger, each issued and outstanding share of Common Stock (except for treasury stock, shares as to which statutory dissenters’ rights have been duly asserted and shares held by Chiesi or its subsidiaries) was cancelled and converted into the right to receive $9.50 per share in cash, without interest and subject to deductions for any required withholding taxes. The separate corporate existence of Chiesi US ceased at the effective time of the Merger.

As a result of the Merger, the Common Stock will cease trading on The NASDAQ Capital Market (“NASDAQ”) prior to the open of trading on February 4, 2014 and became eligible for delisting from NASDAQ and termination of registration under the Exchange Act. Accordingly, the Company has requested that NASDAQ file an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ and the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its Common Stock and suspend its reporting obligations under the Exchange Act.

Item 16. Exhibits.

(a)(1)	Proxy Statement of Cornerstone Therapeutics Inc. (incorporated herein by reference to the Schedule 14A filed on December 26, 2013).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Joint press release dated September 16, 2013 issued by Cornerstone Therapeutics Inc. and Chiesi Farmaceutici S.p.A. (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2013).

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(c)(1)	Opinion of Lazard Frères & Co. LLC, dated September 15, 2013 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated April 10, 2013.*

(c)(3)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated April 26, 2013.**

(c)(4)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated May 17, 2013.**

(c)(5)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated May 28, 2013.*

(c)(6)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated August 9, 2013.*

(c)(7)	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated September 15, 2013.*

(c)(8)	Preliminary financial analyses dated May 2, 2013 of Jefferies International Limited for Chiesi.*

(c)(9)	Preliminary financial analyses dated July 15, 2013 of Jefferies International Limited for Chiesi.*

(d)(1)	Agreement and Plan of Merger among Chiesi Farmaceutici S.p.A., Chiesi U.S. Corporation and Cornerstone Therapeutics Inc. dated September 15, 2013 (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Voting Agreement, dated as of September 15, 2013, by and among Chiesi Farmaceutici S.p.A., Chiesi U.S. Corporation, Cornerstone Therapeutics Inc., Craig A. Collard and Cornerstone Biopharma Holdings, Ltd. (incorporated herein by reference to Exhibit 15 to the Schedule 13D/A filed by Chiesi Farmaceutici S.p.A. and Chiesi U.S. Corporation on September 16, 2013).

(e)(1)	Form of Special Committee Indemnification Agreement.*

(f)(1)	Section 262 of Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

*	Previously filed with Schedule 13E-3 on October 17, 2013.
**	Previously filed with Amendment No. 1 to Schedule 13E-3 on November 27, 2013.

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SIGNATURES

After due inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 3, 2014

Cornerstone Therapeutics Inc.

By:	/s/ Craig A. Collard

Name: Craig A. Collard
Title: Chief Executive Officer

Chiesi Farmaceutici S.p.A.

By:	/s/ Ugo Di Francesco

Name:	Ugo Di Francesco
Title:	Chief Executive Officer